Registration No. 333  -
As filed with the Securities and Exchange Commission on October 23, 2008

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                   ----------

                                  GROUPE DANONE
   (Exact name of issuer of deposited securities as specified in its charter)

                                   ----------

                                       N/A
                   (Translation of issuer's name into English)

                                   ----------

                             The Republic of France
            (Jurisdiction of incorporation or organization of issuer)

                           ---------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                   ----------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                             The Dannon Company Inc.
                               100 Hillside Avenue
                          White Plains, New York 10603
                                 (914) 872-8400
    (Address, including zip code, and telephone number, including area code, of agent for service)

                           ---------------------------

                                   Copies to:

           Robert C. Treuhold, Esq.              Herman H. Raspe, Esq.
             Sami Toutounji, Esq.          Patterson Belknap Webb & Tyler LLP
           Shearman & Sterling LLP            1133 Avenue of the Americas
        114, Avenue des Champs-Elysees         New York, New York 10036
             75008 Paris, France                    (212) 336-2000

                           ---------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on ______ at _____ AM/PM.

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*             Price**
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares ("ADSs"),     25,000,000 ADSs            $5.00            $1,250,000.00             $49.12
each representing one-fifth (1/5) of
one ordinary share of Groupe Danone.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

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


      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                   PART I

                     INFORMATION REQUIRED IN PROSPECTUS

                           Cross Reference Sheet

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory paragraph.
     office

2.   Title of American Depositary Shares (the "ADSs") and          Face of Receipt - Top center.
     identity of deposited securities

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one ADS

       (ii)   The procedure for voting, if any, the deposited      Face of Receipt - Paragraph (7);
              securities                                           Reverse of Receipt - Paragraphs (12)
                                                                   and (13).

       (iii)  The collection and distribution of dividends         Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11) and
                                                                   (12).

       (iv)   The transmission of notices, reports and proxy       Reverse of Receipt - Paragraphs (13), (14) and (15).
              soliciting material

       (v)    The sale or exercise of rights                       Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraphs (11)
                                                                   and (12).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (11) and (12) and
                                                                   (14).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (20) and (21) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Reverse of Receipt - Paragraph (15).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (5) and
              the underlying securities                            (7).

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Reverse of Receipt - Paragraph (17).

3.    Fees and charges which may be imposed directly or            Face of Receipt - Paragraph (6).
      indirectly on holders of ADSs

ITEM 2.  AVAILABLE INFORMATION                                     Face of Receipt - Paragraph (10).

      The Company was previously subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549. The Company is no longer subject to the reporting requirements of the Exchange Act, however, pursuant to Rule 12g3-2(b) of the Exchange Act, it publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market, and translates the information so published into English in accordance with the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission.

                                   PROSPECTUS

      The Prospectus consists of this page and the form of American Depositary Receipt for the American Depositary Shares to be issued pursuant to this F-6 Registration Statement, attached hereto as Exhibit (a)(i).

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3.  EXHIBITS

         (a)(i) Form of American Depositary Receipt ("ADR") to be issued hereunder. -- Filed as Exhibit (a)(i).

         (a)(ii) Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 26, 2007 (the "Amendment No. 1"), by and among Groupe Danone (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Previously filed. *

         (a)(iii) Amended and Restated Deposit Agreement, dated as of November 19, 1997 (the "Deposit Agreement"), by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder. -- Previously filed. **

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

         (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit
                  (d).

         (e)      Certificate under Rule 466.  -- Filed herewith as Exhibit (e).

         (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

         * Previously filed and incorporated by reference to Registration Statement on Form F-6 registration number 333-148213.

         ** Previously filed and incorporated by reference to Registration Statement on Form F-6 registration number 333-143264.

ITEM 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of November 19, 1997, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of September 26, 2007, by and among Groupe Danone, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of October, 2008.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement, dated as of
                                    November 19, 1997, as amended by Amendment
                                    No. 1 to Amended and Restated Deposit
                                    Agreement, dated as of September 26, 2007, under which the American Depositary Shares evidenced by American Depositary Receipts registered hereunder are to be issued, each American Depositary Share representing One-fifth (1/5) of One Ordinary Share.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ----------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Groupe Danone certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on October 23rd, 2008.

                                 GROUPE DANONE


                                 By: /s/ Franck Ribound
                                     -------------------------------------------
                                     Name:  Franck Riboud
                                     Title: Chairman and Chief Executive Officer
                                            and Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Franck Riboud to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 23rd, 2008.

Signature                              Title
---------                              -----


/s/ Franck Ribound                     Chairman and Chief Executive Officer and
-----------------------------          Director
Franck Riboud


/s/ Pierre-Andre Terisse               Principal Financial Officer/Principal
-----------------------------          Accounting Officer/Controller
Pierre-Andre Terisse


/s/ Jacques Vincent                    Director
-----------------------------
Jacques Vincent


/s/ Bruno Bonnell                      Director
-----------------------------
Bruno Bonnell


                                       Director
-----------------------------
Michel David-Weill

Signature                              Title
---------                              -----


/s/ Emmanuel Faber                     Director
-----------------------------
Emmanuel Faber


/s/ Richard Goblet d'Alviella          Director
-----------------------------
Richard Goblet d'Alviella


                                       Director
-----------------------------
Naomasa Tsuritani


/s/ Bernard Hours                      Director
-----------------------------
Bernard Hours


/s/ Christian Laubie                   Director
-----------------------------
Christian Laubie


/s/ Jean Laurent                       Director
-----------------------------
Jean Laurent


                                       Director
-----------------------------
Hakan Mogren


/s/ Jacques Nahmias                    Director
-----------------------------
Jacques Nahmias


                                       Director
-----------------------------
Benoit Potier

The Dannon Company Inc.,


/s/ Juan Carlos Dalto                  Authorized Representative in the U.S
-----------------------------
Juan Carlos Dalto

                                Index to Exhibits

                                                                   Sequentially
Exhibit              Document                                      Numbered Page
-------              --------                                      -------------
 (a)(i)              Form of American Depositary Receipt
 (d)                 Opinion of counsel to the Depositary
 (e)                 Certificate under Rule 466